NEWS RELEASE

EMX Receives Scheduled US$2.25 Million Payment for the Berenguela

Silver-Copper Project in Peru

Vancouver, British Columbia, November 29, 2021 (NYSE American:  EMX; TSX Venture:  EMX; Frankfurt:  6E9) - EMX Royalty Corporation (the "Company", or "EMX") is pleased to announce receipt of a US $2.25 million payment for the Berenguela silver-copper project ("Berenguela" or the "Project") in Peru from Aftermath Silver Ltd. ("Aftermath Silver") (TSX-V:  AAG; OTCQB: AAGFF). EMX's interest in Berenguela resulted from the Company's acquisition of a portfolio of royalty interests and payments from SSR Mining Inc. and certain of its subsidiaries ("SSR Mining") (see EMX news releases dated July 29, and October 21, 2021).

Aftermath Silver's payment is per a definitive acquisition agreement, originally executed with SSR Mining, that outlined a series of staged cash payments (initially totaling US$13 million) and other consideration to acquire 100% interest in the Project, and upon commercial production that will pay a sliding-scale net smelter returns ("NSR") royalty (see Aftermath Silver news releases dated October 1, and November 23, 2020). The payments are scheduled according to anniversaries of the transaction's closing date of November 23, 2020 (the "Initial Closing Date"). Aftermath Silver's cash payment and NSR royalty commitments to EMX for the Berenguela Project are outlined below.

  US$2.25 million cash to be paid on the first anniversary of the Initial Closing Date. This payment has now been received by EMX;

  US$2.5 million cash to be paid on the second anniversary of the Initial Closing Date (i.e., November 23, 2022);

  US$3 million cash to be paid on the fourth anniversary of the Initial Closing Date (i.e., November 23, 2024);

  Completion of a preliminary feasibility study ("PFS") and filing on SEDAR of a National Instrument 43-101 technical report summarizing the PFS, within 48 months of the Initial Closing Date (i.e., on or before November 23, 2024);

  US$3.25 million cash to be paid on the sixth anniversary of the Initial Closing Date (i.e., November 23, 2026); and

  A sliding-scale NSR royalty on all mineral production from the Berenguela Project for the life of mine commencing at the declaration of commercial production, and based on the following:

- 1% NSR royalty on all mineral production when the silver market price is up to and including US$25 per ounce;

- 1.25% NSR royalty on all mineral production when the silver market price is over US$25 per ounce and when the copper market price is above US$2 per pound.

EMX's interest in Berenguela provides a source of immediate cash flow to the Company, as well as upside potential from future NSR royalty payments on silver-copper production from the Project. Berenguela, which is located in the Puno mining region of southern Peru, serves as a good example of the type of cash flowing mineral property asset that EMX is focused on adding to its growing royalty portfolio.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel: (604) 688-6390 Fax: (604) 688-1157

www.EMXroyalty.com

Michael P. Sheehan, CPG, a Qualified Person as defined by National Instrument 43-101 and an employee of the Company, has reviewed, verified, and approved the disclosure of the technical information contained in this news release.

About EMX. EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX", as well as on the Frankfurt exchange under the symbol "6E9". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 973-8585 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 Ibelger@EMXroyalty.com

Neither the TSX-V nor its Regulation Services Provider (as that term is defined in policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential", "upside" and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended September 30, 2021 (the "MD&A"), and the most recently filed Annual Information Form (the "AIF") for the year ended December 31, 2020, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel: (604) 688-6390 Fax: (604) 688-1157

www.EMXroyalty.com